Exhibit 99.1

ELBIT IMAGING ANNOUNCES TIMETABLE AND OTHER MATERIAL INFORMATION
REGARDING THE RESTRUCTURING

Tel Aviv, Israel, February 18, 2014, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today that , further to the Company's announcements on September 18, 2013 and January 2, 2014 (the “Previous Announcements”) with respect to the ruling given by the District Court of Tel Aviv-Jaffa (the “Court”) in File No. 42576-02-13 (the “Court Ruling”), which approved the restructuring plan between the Company and the Company's unsecured financial creditors (the “Restructuring”), that on February 16, 2014 the Tel Aviv Stock Exchange approved the Restructuring and the listing of 509,713,459 ordinary shares of the Company with no par value (the “Issued Shares”) and the Company's NIS 448,000,000 par value Series H Notes as well as the Company's NIS 218,000,000 par value Series I Notes (the “New Notes”), such approval representing fulfillment of the conditions precedent as set in Section 7 to the Restructuring plan.

The timetable for performance of the Restructuring is as follows:

1.	The Closing of the Restructuring will be February 20, 2014 (the “Closing Date”).

2.	The record date for the Restructuring will be February 20, 2014 (the “Record Date”).

3.	The last trade date for the Company's Series A to G and 1 Notes will be February 17, 2014.

Certain material terms of the Restructuring follow:

Cancellation of the existing notes

In the framework of the Restructuring, all of the Company's Series A to G and 1 Notes as well as the notes representing the unpaid portion of the principal in the Series A and Series B Notes (numbered “Elbthad A HS 2/13” and “Elbthad B HS 2/13”, respectively), will be cancelled and delisted including the interest payments in respect of A Notes and B Notes which had not been paid as of February 20, 2013, interest payment in respect of C Notes which had not been paid as of March 1, 2013, and including interest payment in respect of F Notes which had not been paid on April 1, 2013 (jointly: the “Existing Notes”).

Allotment of the issued shares and the new notes

On the Closing Date, the Company will allot and deposit with the TASE Clearing House the Issued Shares and the New Notes to the Company's unsecured financial creditors (whomever will be holding the Existing Notes on the Restructuring Record Date as well as Bank Leumi Le-Israel Ltd.). The Issued Shares and New Notes are expected to be distributed to such unsecured financial creditors on February 23, 2014.

It is clarified that the notes held by the Company's subsidiary will be cancelled with no consideration given.

First payment of interest in respect of the Series H Notes

The record date for the first payment of interest in respect of the Series H Notes will be February 23, 2014. The date of the aforesaid first payment of interest will be March 9, 2014.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Share issuance to Bank Hapoalim Ltd.

In accordance with the Court Ruling, on the Closing Date the Company will allot Bank Hapoalim Ltd. (“Bank Hapoalim”) and deposit with the TASE Clearing House 16,594,036 ordinary shares of the Company with no par value, pursuant to an agreement between the Company and Bank Hapoalim as detailed in the Company’s announcement on November 14, 2013.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Restructuring and result in its termination, that  the Company will be unable to close the agreement with Bank Hapoalim, the risk that the Company will be unable to close the grant of the collaterals to secure the New Notes pursuant to its undertaking, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:
Shimon Yitzhaki
Chairman of the Board of Directors
Tel: +972-3-608-6048
shimony@elbitimaging.com